                                                       CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of February 2004




                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F   X        Form 40-F
                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                 No         X
                         -----               -----

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):  82-               .)
                                       ---------------
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

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                                   SIGNATURE
                                   ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      BANCOLOMBIA S.A.
                                                       (Registrant)




Date: February 19, 2004               By  /s/ JAIME ALBERTO VELESQUEZ B.
                                             -----------------------------
                                        Name:   Jaime Alberto Velesquez B.
                                        Title:  Vice President of Finance

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[LOGO BANCOLOMBIA]


                   BANCOLOMBIA FILES PROCEEDING FOR ANNULMENT
                           AGAINST ARBITRAL DECISION


Medellin, Colombia. February 18, 2004. (NYSE: CIB)
--------------------------------------------------


Yesterday, February 17, 2004, BANCOLOMBIA filed an extraordinary proceeding for annulment with the Superior Tribunal of Bogota against the arbitral decision issued on January 30, 2004 by the Arbitration Court in the class action suit brought by minority shareholders of the former Banco de Colombia, regarding the indemnification of damages in favor, exclusively, of said shareholders. The aforementioned proceeding sets forth the grounds for annulment identified under the sixth and eighth clauses of article 163 of decree 1818 of 1998.